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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                     OF THE INVESTMENT COMPANY ACT OF 1940

(Print or Type Responses)
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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name AND Ticker or        6. If Amendment, Date
Kulicke and Soffa Industries, Inc.            Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              Cerprobe Corporation ("CRPB")       (Month/Day/Year)
     (Last)     (First)     (Middle)          11/22/00(1)                ------------------------------------
2101 Blair Mill Road                       ----------------------------  5. Relationship of Reporting        7. Individual or
----------------------------------------   3. I.R.S. or Social Security       Person(s) to Issuer               Joint/Group
             (Street)                         Number of Reporting           (Check all applicable)              Filing (Check
                                              Person (Voluntary)                             X                  Applicable Line)
Willow Grove      PA         19090                                         ----- Director   ----- 10% Owner      X
--------------------------------------     ----------------------------    ----- Officer    ----- Other          --Form filed by One
      (City)      (State)      (Zip)                                       (give title below) (specify             Reporting Person
                                                                                               below)            --Form filed by
                                                                                                                  More than One
                                                                               ---------------------------        Reporting Person
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                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Shares of Common Stock, par value $0.01             (1)                           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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                                                                 SEC 1473 (7-96)
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FORM 3  (continued)
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                            TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                        (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Owner-
                                    Expiration Date    Derivative Security            Exercise      Form of     ship (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:
(1) On November 22, 2000, the previously announced offer to purchase (the "Offer") all of the outstanding shares of common stock, par value $.05 (the "Shares"), of Cerprobe Corporation ("Cerprobe") by Cardinal Merger Sub., Inc. ("Cardinal"), a wholly-owned subsidiary of Kulicke and Soffa Industries, Inc. ("K&S"), expired. In the Offer, Cardinal purchased 8,993,156 Shares, which constituted in excess of 90% of the issued and outstanding Shares. On November 30, 2000, Cardinal was merged with and into Cerprobe
(the "Merger"). In the Merger, each issued and outstanding share of common stock of Cardinal, par value $0.01, was converted into the capital stock of Cerprobe as the surviving corporation. As a result of the Merger, Cerprobe became a wholly-owned subsidiary of
K&S.

**Intentional misstatements or omissions of facts constitute Federal Criminal             KULICKE AND SOFFA INDUSTRIES, INC.
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.               By: /S/ Clifford G. Sprague**
      If space is insufficient, See Instruction 6 for procedure.                            -------------------------------
                                                                                             Name: Clifford G. Sprague
                                                                                             Title: Chief Financial Officer
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                                                              SEC 1473 (7-96)
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